

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

May 6, 2005

via facsimile and U.S. mail

Mr. Merlin Bingham
President
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

> Re: **Metalline Mining Company**
>   Form 10-KSB, Filed January 31, 2005
>   File No. 0-27667

Dear Mr. Bingham :

We have reviewed the above filing and have the following accounting and engineering comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1. Remove all references in your financial statements to *mineral property* or similar descriptions. Instead, refer to specifically what you hold. For example, state that you hold an option to acquire an interest or claim or other interest relating to an unproven property, or otherwise precisely refer to what it is that you hold. Ensure that each significant item is disaggregated as a separate line item on the face of your balance sheets.

2.   It is our position that a final feasibility study showing proven and probable reserves is required before costs of acquisition and exploration can be treated as assets. As such, it is unclear how you have capitalized costs of acquiring mineral properties. Explain to us or revise to expense these costs when incurred.

Certifications

3.   Your certifications are not properly worded. Please provide the certifications, as detailed in our release Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which can be accessed at http://www.sec.gov/rules/final/33-8238.htm. This release was effective August 13, 2003. Additionally, such certifications should be filed as Exhibit 31 to your document. Please note that the certifications regarding internal controls need not be provided until the first annual report required to contain management's report on internal control over financial reporting.

ENGINEERING COMMENTS

General

4.   In future filings provide the disclosures required by Industry Guide 7 (b). In particular, provide:
   - The location, means of access to the property, and major transportation routes from the property.
   - Any conditions that must be met in order to obtain or retain title to the property.
   - A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
   - A description of any work completed on the property and the present condition.
   - The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
   - Provide a description of equipment and other infrastructure facilities.
   - The current state of exploration of the property.
   - The total cost of the property has incurred to date and planned future costs.
   - The source of power and water that can be utilized at the property.
   - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   Refer to Industry Guide 7 for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

5.   In future filings insert a small-scale map showing the location and access to the property. Note that SEC's EDGAR program now accepts digital maps, so please include these in

any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

6.   In future filings add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

7.   Expand the disclosure concerning the exploration plans for the properties, in future filings:

- Disclose a brief geological justification for all exploration projects written in non-technical language.
- Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

District Potential, page 2

8.   *"Ores" or "ore body"* - Under SEC Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ores" from this definition in future filings.

Exploration and Development, page 2

9.   The filing refers to a press release dated September 13, 2004 disclosing a tonnage and grade for the Iron Oxide (Red Zinc) Manto. Only those measures of reserves set forth in Industry Guide 7 are permitted in filings with the SEC. In future filings define whether these quantities and the quality of data designate proven, probable or mineralized material as allowed by Industry Guide 7. Please note that it is the staff's position that mineral "reserves" for a mineral property cannot be designated unless:

- Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Revise the disclosure accordingly. In addition, revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on a property before a proper feasibility study and economic viability determination has been conducted. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

10.   Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" to segregate "resources" from just "mineralization." In future filings provide the unit cutoffs used to delimit the tonnage estimates. Also, provide an analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Closing Comments

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Kimberly Calder at (202) 942-1879 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at (202) 824-5527 if you have questions regarding the engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director